UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Perfumania Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

71376c 10 0

(CUSIP Number)

Matthew C. Dallett

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Glenn H. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,020,414
8. Shared Voting Power 444,445
9. Sole Dispositive Power 3,020,414
10. Shared Dispositive Power 444,445
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,464,859
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 35.16%
14. Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Stephen L. Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,771,132
8. Shared Voting Power 444,445
9. Sole Dispositive Power 2,771,132
10. Shared Dispositive Power 444,445
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,215,577
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 32.63%
14. Type of Reporting Person (See Instructions) IN

Introductory Note

This Amendment No. 16 amends the Schedule 13D originally filed June 19, 2003, as amended to date (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share, of Perfumania Holdings, Inc. (the “Issuer”). Except as amended hereby, the Schedule 13D remains effective.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

Glenn H. Nussdorf used personal funds for the purchase of shares reported in this Amendment.
Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 26, 2009, Glenn Nussdorf purchased 300,000 shares of the Issuer. Additionally, this Schedule 13D corrects the share allocation between Glenn Nussdorf and Stephen Nussdorf which was erroneously stated in the Schedule 13D/A filings made on December 9, 2004 and subsequently. The correction does not affect the aggregate ownership figure as previously reported.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a), (b) Glenn H. Nussdorf and Stephen L. Nussdorf own 2,576,657 shares and 2,327,375 shares, respectively, of the Issuer’s outstanding common stock. Each has sole voting and dispositive power over the shares owned by him. (Stephen L. Nussdorf holds 581,931 of his shares in a joint account with his wife.) Each of Glenn H. Nussdorf and Stephen L. Nussdorf disclaims beneficial ownership of the shares held by the other.

Glenn H. Nussdorf and Stephen L. Nussdorf, together, also hold a $5,000,000 Subordinated Secured Convertible Note dated December 9, 2004 (the “Subordinated Note”), which is convertible into 444,445 shares of the Issuer’s common stock at a conversion price of $11.25 per share. They share dispositive power over the Subordinated Note and, therefore, have shared beneficial ownership of the shares into which it is convertible.

Glenn H. Nussdorf and Stephen L. Nussdorf each own Warrants to purchase 443,757 shares of the Issuer’s outstanding common stock. Each of Glenn H. Nussdorf and Stephen L. Nussdorf disclaims beneficial ownership of the Warrants and shares underlying the Warrants held by the other.

Giving effect to the conversion of the Subordinated Note and exercise of the Warrants held by Glenn H. Nussdorf and Stephen L. Nussdorf but not the exercise of any outstanding options or Warrants held by others, Glenn H. Nussdorf and Stephen L. Nussdorf beneficially own 3,464,859 shares (35.16%) and 3,215,577 shares (32.63%), respectively, of the Issuer’s common stock. The foregoing percentages assume 8,966,417 shares of the Issuer’s common stock outstanding, the number reported as outstanding as of December 26, 2008 in the Issuer’s Definitive Proxy Statement filed with the SEC on January 8, 2009.

(c)        Glenn H. Nussdorf purchased 300,000 shares on February 26, 2009 in a private transaction for $1.25 per share.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: March 5, 2009

By: /s/ Michael W. Katz, attorney-in-fact
Name: Glenn H. Nussdorf
By: Michael W. Katz, attorney-in-fact

By: /s/ Michael W. Katz, attorney-in-fact
Name: Stephen L. Nussdorf
By: Michael W. Katz, attorney-in-fact

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